Exhibit 3.1

AMENDMENT OF ARTICLES OF INCORPORATION

OF

ESCO TECHNOLOGIES INC.

Pursuant to the provisions of the General and Business Corporation Law of Missouri, the undersigned Corporation certifies the following:

1.	The present name of the Corporation is ESCO Technologies Inc., Charter No. 00343584. The name under which it was originally organized was ESCO Electronics Corporation.

2.	An amendment to the Corporation’s Articles of Incorporation was adopted by the shareholders on February 2, 2018.

3.	Article Number TEN is amended to read as follows:

“The Bylaws of the Corporation may be amended or repealed, and provisions inconsistent with the provisions of the Bylaws as they exist from time to time may be adopted, only by either (i) the affirmative vote, at a duly constituted meeting of the Board of Directors, of directors constituting a majority of the entire Board of Directors, or (ii) the affirmative vote, at a duly constituted meeting of the shareholders, of the holders of record of a majority of the shares of the Corporation then outstanding and entitled to vote on the matter.”

4.	All of the 25,835,902 shares outstanding were entitled to vote on such matter, as a single class. The number of shares voted for and against the amendment was as follows:

Class	No. Voted For	No. Voted Against
Common	23,666,170	5,849

In Affirmation thereof, the facts stated above are true and correct. The undersigned understands that false statements made in this filing are subject to the penalties provided in Section 575.040, RSMo.

/s/ Alyson S. Barclay
Alyson S. Barclay Secretary Date: February 5, 2018